EXHIBIT *9.1

OPTION AGREEMENT

THIS  is executed and made effective  26th day of March, 2004.

BETWEEN:

RONALD C. WELLS, of 910 Heatherton Court, Kamloops, British Columbia V1S 1P9

(hereinafter referred to as the "Optionor")

OF THE FIRST PART

AND:

LUCKY 1 ENTERPRISES INC., of 6th Floor, 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.

(hereinafter referred to as the "Optionee")

OF THE SECOND PART

A.

The Optionor is the recorded and beneficial holder of a 100% undivided right, title and interest in certain mineral claims (collectively, the "Property") situated in the Kamloops Mining Division of the Province of British Columbia, as more particularly described in Schedule "A" hereto;

B.

The Optionor wishes to grant to the Optionee, and the Optionee wishes to so acquire, an immediate, irrevocable and exclusive right and option (the "Option") to acquire a 100% undivided right, title and interest in the Property, subject only to the NSR Royalty (as hereinafter defined),  on the terms and conditions of this Option Agreement; and

C.

The parties hereto had previously entered into a letter of intent with respect to the Option, and this Option Agreement is meant to supersede the aforementioned letter of intent and formalize the definitive terms of the Option;

NOW THEREFORE, this Option Agreement witness that for good and valuable consideration, the receipt and sufficiency of which is acknowledged, the Optionor and Optionee agree as follows:

ARTICLE 1
INTERPRETATION

1.1

Definitions.  Unless the context otherwise requires, the following terms, wherever used in this Option Agreement, shall have the meanings set forth below:

(a)

"Acts" means all legislation, as amended from time to time, of the jurisdiction in which the Property is located, applicable to the ownership of the Property and the conduct of the mining operations on the Property;

(b)

"business day" means a day that is not a Saturday, Sunday or statutory holiday in Vancouver, British Columbia;

(c)

"Net Smelter Returns" means the amount paid or credited by a smelter or other buyer in respect of the sale of ore, ore concentrates, minerals and metals from the Property after deduction of the sum of:

(i)

smelter and/or refining charges;

(ii)

government imposed production and value-added taxes (excluding taxes on income);

(iii)

ore treatment charges, penalties and any and all charges made by the purchaser of ore or concentrates; and

(iv)

all transportation and insurance costs which may be incurred in connection with the transportation of ore, metals, minerals or concentrates;

(d)

"NSR Royalty" has the meaning set out in section 4.1 of this Option Agreement;

(e)

"Option" shall have the meaning attributed to it in Recital B hereto; and

(f)

"Property" shall have the meaning attributed to it in Recital A hereto.

1.2

Number and gender.  Words importing the singular number shall include the plural and vice versa; words importing gender (or the lack thereof) shall include all genders of lack thereof interchangeably; and words importing persons shall include corporations and other business enterprises and vice versa.

1.3

Currency.  Unless otherwise expressly stated, all references to currency in this Option Agreement are references to lawful currency of Canada.

1.4

Headings.  The use of headings in this Option Agreement and the schedules hereto are solely for ease of reference and shall not affect the interpretation or the construction of any provision hereof.

1.5

References.  Unless otherwise stated, a reference to an Article, Section or other organizational division shall refer to the respective Article, Section or other organizational division of this Option Agreement.

1.6

Schedules.  Schedule "A" - Property Details  attached hereto is hereby incorporated in this Option Agreement by reference and shall be deemed to form a part hereof.

ARTICLE 2
GRANT OF OPTION

2.1

Option grant.  The Optionor hereby grants to the Optionee the Option.

2.2

Option terms.  In order to exercise the Option and acquire an undivided 100% interest in the Property, subject only to the NSR Royalty, the Optionee shall make the following cash payments to the Optionor and shall incur and make the following exploration expenditures on the Property within the specified time limits:

(a)

the Optionee shall pay to the Optionor the sum of $15,000 on the date of execution of this Option Agreement;

(b)

on or before the first anniversary of the date of execution of this Option Agreement the Optionee shall pay the Optionor the sum of $30,000 and shall incur expenditures on exploration work on the Property of not less than $100,000;

(c)

on or before the second anniversary of the date of execution of this Option Agreement, the Optionee shall pay the Optionor the sum of $45,000 and shall incur expenditures on exploration work on the Property of not less than an additional $150,000; and

(d)

on or before the third anniversary of the date of execution of this Option Agreement, the Optionee shall pay the Optionor the sum of $60,000 and shall incur expenditures on exploration work on the Property of not less than an additional $250,000.

2.3

If during any year the Optionee incurs exploration expenditures, pursuant to section 2.2, in excess of those required for a particular year, such expenditures shall be credited towards exploration expenditures for the immediately following year.

ARTICLE 3
EXERCISE OF OPTION

3.1

Option Exercise. Upon the Optionee paying the sum of $150,000 to the Optionor and the Optionee incurring exploration expenditures on the Property of $500,000 within the time periods set forth in section 2.2 of this Option Agreement, the Optionee will be deemed to have exercised the Option and to have acquired an undivided 100% right, title and interest in the Property, subject only to the NSR Royalty, this Option Agreement will terminate (except for the provisions of Article 4 and section 5.5)  and the Optionor will, forthwith at the request of the Optionee, transfer all of the mineral claims comprising the Property to the Optionee.

ARTICLE 4
NSR ROYALTY

4.1

Royalties. Upon the Optionee acquiring a 100% interest in the Property, the Optionee shall be deemed to thereupon grant to the Optionor a royalty (the "NSR Royalty") of 1½% of  Net Smelter Returns.

4.2

Payment. Payment of the NSR Royalty shall be made quarterly within 45 days after the end of each fiscal quarter of the Optionee in which Net Smelter Returns are received and shall be accompanied by unaudited financial statements pertaining to the operations carried out on the Property. If requested by the Optionor within 90 days after the end of each fiscal year of the Optionee, the Optionor, or its representative duly authorized in writing, at its expense, shall have the right to audit the books and records of the Optionee related to Net Smelter Returns to determine the accuracy of the payments made by the Optionee to the Optionor, but shall not have access to any other books or records of the Optionee. The audit shall be conducted by an independent chartered or certified public accountant of recognized standing mutually acceptable to the Optionee and the Optionor. The Optionee shall have the right to condition access to its books and records on execution of a written agreement by the auditor that all information will be held in confidence and used solely for purposes of audit and resolution of any disputes related to the NSR Royalty. A copy of the Optionor's report shall be delivered to the Optionee upon completion, and any discrepancy between the amount actually paid by the Optionee and the amount which should have been paid according to the Optionor's report shall be paid forthwith, by one party to the other. In the event that the said discrepancy is to the detriment of the Optionor and exceeds 10% of the amount actually paid by the Optionee, then the Optionee shall pay the entire cost of the audit.

4.3

Purchase of NSR. The Optionee may, at any time, purchase 50% of the NSR Royalty (for greater clarity, 0.75% of Net Smelter Returns) from the Optionor by paying to the Optionor the sum of $500,000.

ARTICLE 5
MATTERS RELATING TO THE PROPERTY

5.1

Possession and working right.  During the currency of the Option, the Optionee shall have quiet and exclusive possession of the Property and shall have the sole and exclusive working right to enter on and conduct exploration and any other operations on the Property as the Optionee in its sole discretion may decide, including but not limited to the right:

(a)

to erect, bring and install on the Property all buildings, plant, machinery, equipment, tools, appliances or supplies as the Optionee shall deem necessary and proper; and

(b)

to remove from the Property reasonable quantities of rocks, minerals, ores, metals, diamonds and other gems, and to transport them for the purposes of sampling, metallurgical testing and assaying.

5.2

Conduct of operations.  All operations conducted by the Optionee shall be in accordance with good exploration, development, mining and reclamation practice, and in compliance with all applicable legislation, including the Acts.

5.3

Maintenance of Property.  During the currency of the Option, the Optionee shall carry out sufficient assessment or other work or pay sufficient fees in lieu of such work to maintain the Property in good standing, and shall pay any and all taxes, assessments and other charges lawfully levied or assessed against the Property, except for any part of the Property abandoned pursuant to Section 5.4.  The Optionor shall promptly transmit to the Optionee any and all notices pertaining to any and all taxes, assessments and other charges lawfully levied or assessed against the Property.

5.4

Abandonment during Option.  During the currency of the Option, the Optionee may at any time and from time to time abandon any one or more of the claims which comprise the Property.  In such event, the Optionee shall give the Optionor notice in writing of such abandonment and the abandoned claims shall be free and clear of any and all defects, charges, liens and encumbrances of any nature and kind whatsoever and shall be in good standing for a period of not less than three years from the date of receipt by the Optionor of the notice of abandonment.

5.5

Abandonment after Option. Following exercise of the Option, the Optionee may at any time and from time to time abandon any one or more of the claims which comprise the Property and will give written notice of such abandonment to the Optionor. If requested by the Optionor within thirty (30) days of receipt of such notice, the Optionee will transfer such claims to the Optionor.

5.6

Access to operations.  During the currency of the Option, the Optionor may, at its own risk and expense, and at reasonable times agreed to by the Optionee, enter on the Property and examine the Optionee's operations thereon, always provided that the Optionor will not, in the opinion of the Optionee, interfere with same.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES

6.1

Optionor's representations and warranties.  The Optionor represents and warrants to the Optionee that:

(a)

it is the beneficial and registered or recorded owner of a 100% undivided interest in the Property, free and clear of any and all defects, charges, liens and encumbrances of any nature or kind whatsoever, whether written or oral, direct or indirect;

(b)

all of the claims comprising the Property have been validly and properly located, staked, tagged and recorded in accordance with the laws of the jurisdiction in which the Property is located, and there are no disputes, threatened or now existing, of which the Optionor is aware as to title to or the locating, staking, tagging or recording of the Property;

(c)

the Property is in good standing, free and clear of all assessments, charges, liens and encumbrances of any nature or kind whatsoever, whether written or oral, direct or indirect;

(d)

there are no actions, suits, claims, proceedings, litigation or investigations pending, or to the best of the Optonor's knowledge after due investigation, threatened, or any judgments outstanding and unsatisfied, against or affecting, any part or all of the Property, or this Option Agreement;

(e)

no other person has any agreement or other right to acquire any interest in the Property, and there are no royalties, fees or monies payable or required to be paid to any person with regard to the Property;

(f)

to the best of the Optionor's knowledge, information and belief, any and all previous work conducted on the Property was conducted in compliance with all applicable laws;

(g)

subject to the provisions of this Option Agreement, the Optionee shall have quiet and exclusive possession and enjoyment of the Property during the currency of the Option;

(h)

it has the full and undisputed power, right and authority to enter into and deliver this Option Agreement, to perform and observe the covenants and conditions on its part to be performed and observed herein, and to deal with the Property as provided for in this Option Agreement;

(i)

neither the execution or delivery of this Option Agreement, nor the performance or observance of the provisions hereof, will conflict with or result in the violation, contravention or breach of, or constitute or result in a default under:

(i)

any of the terms and provisions of any law applicable to the Optionor; or

(ii)

any agreement, written or oral, to which the Optionor may be a party or by which the Optionor is or may be bound;

(j)

this Option Agreement has been duly executed and delivered by the Optionor and it constitutes a valid, legal and binding agreement enforceable against the Optionor in accordance with its terms; and

(k)

the Optionor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

6.2

Optionee's representations and warranties.  The Optionee represents and warrants to the Optionor that:

(a)

it has the full and undisputed power, right and authority to enter into and deliver this Option Agreement, to perform and observe the covenants and conditions or its part to be performed and observed herein, and to deal with the Property as provided for in this Option Agreement;

(b)

it is a company duly incorporated, amalgamated or continued and validly subsisting under the laws of British Columbia, and all necessary approvals of its directors, officers, shareholders and others, and any further approvals that may be required in connection therewith, have been obtained to authorize the entering into and delivery of this Option Agreement and the taking of all actions required pursuant hereto by the Optionee;

(c)

neither the execution or delivery of this Option Agreement, nor the performance or observance of the provisions hereof, will conflict with or result in the violation, contravention or breach of, or constitute or result in a default under:

(i)

any of the terms and provisions of any law applicable to the Optionee;

(ii)

any agreement, written or oral, to which the Optionee may be a party or by which the Optionee is or may be bound; or

(iii)

the constating documents of the Optionee or of any resolution of its directors or shareholders;

(d)

this Option Agreement has been duly executed and delivered by the Optionee and it constitutes a valid, legal and binding agreement enforceable against the Optionee in accordance with its terms; and

(e)

the Optionee is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

6.3

The Optionor and the Optionee shall at all times during the currency of the Option conduct their affairs to maintain the accuracy of the foregoing representations and warranties.

ARTICLE 7
DEFAULT AND TERMINATION

7.1

Event of Default and Termination by Optionor.  If the Optionee shall be in default in making any cash payments or exploration expenditure commitments within the times required under Section 2.2 the Optionor shall give written notice to the Optionee setting forth details of such default and, if the Optionee has not cured such default within thirty (30) business days of receipt of such notice, this Option Agreement will be deemed to have been terminated.

7.2

Termination by Optionee.  The Optionee shall be entitled to terminate this Option Agreement without further liability at any time by giving thirty (30) days written notice of termination to the Optionor.

7.3

Optionee's Responsibilities on Termination.  If this Option Agreement is terminated prior to the Optionee exercising the Option hereunder:

(a)

the Optionee shall remove from the Property, within thirty-six (36) months of the effective date of termination, all exploration, mining and other facilities erected, installed or brought upon the Property by or at the instance of the Optionee, and any exploration, mining or other facilities remaining on the Property after the expiration of such thirty-six (36) month period shall, without compensation to the Optionee, become the property of the Optionor;

(b)

on the request of the Optionor, the Optionee shall allow the Optionor, at the Optionor's risk, cost and expense, to take possession of all drill cores and cuttings and assay pulps produced from the Property by the Optionee; and

(c)

the Optionee shall leave the claims comprising the Property in good standing under the Mineral Tenure Act of the Province of British Columbia for a period of not less than three years from the date of termination of this Option Agreement.

ARTICLE 8
FORCE MAJEURE

8.1

Force Majeure.  If the Optionee is prevented or delayed in complying with any provisions of this Option Agreement by reason of strikes, lockouts, labour shortages, power shortages, floods, fires, wars, acts of God, governmental regulations restricting normal operations or any other reason or reasons beyond the control of the Optionee, the time limited for the performance of the various provisions of this Option Agreement as set out above shall be extended by a period of time equal in length to the period of such prevention and delay.  The Optionee, insofar as is possible, shall promptly give written notice to the Optionor of the particulars of the reasons for any prevention or delay under this section and shall take all reasonable steps to remove the cause of such prevention or delay as soon as reasonably practicable, and shall give notice to the Optionor as soon as such cause ceases to subsist.

ARTICLE 9
INDEMNITIES

9.1

Optionee's Indemnity. The Optionee shall and does hereby indemnify and save harmless the Optionor from and against any and all claims, suits or actions made or brought against the Optionor as a result of work done by the Optionee on or in respect of the Property, always provided that the Optionor shall not be indemnified for any claims, demands, actions, suits, proceedings, liabilities, losses, damages, costs, expenses, fees, fines, penalties, interests and deficiencies, injury or death resulting from the negligence or wilful misconduct of the Optionor or its employees, servants, agents or contractors.

9.2

Mutual Indemnity. Each party hereto shall and does hereby indemnify and save harmless the other, as well as the other's directors, officers, employees, servants, agents, contractors and shareholders, from and against any and all claims, demands, actions, suits, proceedings, liabilities, losses, damages, costs, expenses, fees, fines, penalties, interests and deficiencies of any nature or kind whatsoever arising by virtue of or in respect of any inaccuracy, misstatement, misrepresentation, act or omission made by such party in connection with any matter set out herein, and any and all claims, demands, actions, suits, proceedings, liabilities, losses, damages, costs, expenses, fees, fines, penalties, interests and deficiencies of any nature or kind whatsoever related or incidental thereto.

9.3

Survival of Indemnities. Notwithstanding any other provision of this Option Agreement, the indemnities provided herein shall remain in full force and effect until all possible liabilities of the persons indemnified thereby are extinguished by the operation of law and will not be limited to or affected by any other indemnity obtained by such indemnified persons from any other person.

9.4

No Waiver. No investigation made by or on behalf of either of the parties hereto at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the other party herein or pursuant hereto.  No waiver by either of the parties hereto of any provision herein, in whole or in part, shall operate as a waiver of any other provision herein.

ARTICLE 10
AREAS OF COMMON INTEREST

10.1

Area of Interest. The area of common interest shall be deemed to comprise that area which is included within one (1) kilometre from the outermost boundary of the mineral claims which constitute the Property.

10.2

Acquisition of Claims. If at any time during the subsistence of this Agreement any party (the "Acquiring Party") stakes or otherwise acquires, directly or indirectly, any right to or interest in any mining claim, license, lease, grant, concession, permit, patent or other mineral property located wholly or partly within the area of interest referred to in section 10.1, the Acquiring Party shall forthwith give notice to the other party of that staking or acquisition, the total cost thereof and all details in the possession of that party with respect to the details of the acquisition, the nature of the property and the known mineralization.

10.3

Offer to Other Party. The other party (the "Offeree Party") may, within 30 days of receipt of the Acquiring Party's notice, elect, by notice to the Acquiring Party, to require that the mineral properties and the right or interest acquired be included in and thereafter form part of the Property for all purposes of this Agreement.

10.4

Reimbursement of Expenses. If the election aforesaid is made, and the Optionor is the Acquiring Party, the Optionee shall reimburse the Optionor for the costs of acquisition and such costs shall be deemed to be exploration expenditures of the Optionee pursuant to section 2.2 of this Option Agreement. If the election aforesaid is made and the Optionee is the Acquiring Party, the Optionor shall not be required to reimburse the Optionee for the costs of acquisition but such costs shall be deemed to be exploration expenditures of the Optionee pursuant to section 2.2 of this Option Agreement.

10.5

Failure to Elect. If the Offeree Party does not make the election aforesaid within that period of 30 days, the right or interest acquired shall not form part of the Property and the Acquiring Party shall be solely entitled thereto.

ARTICLE 11
GENERAL

11.1

Notices.  All notices, communications and other documents required or permitted to be given hereunder shall be in writing and shall be personally delivered or sent by prepaid registered mail or facsimile transmission (with confirmed receipt) to the recipient as follows:

(a)

in the case of the Optionor:

Ronald C. Wells
910 Heatherton Court
Kamloops, British Columbia V1S 1P9
Facsimile No. (250) 372-1012

(b)

in the case of the Optionee:

Lucky 1 Enterprises Inc.
6th Floor, 1199 West Hastings Street
Vancouver, British Columbia, V6E 3T5
Facsimile No. (604) 681-9428

and shall be deemed to be validly given and received (i) if personally delivered or sent by facsimile transmission (with confirmed receipt), on the date of delivery or transmission if delivered or transmitted during normal business hours and on the next business day following the date of delivery or transmission if delivered or transmitted after normal business hours; and (ii) if sent by prepaid registered mail, on the date which is five (5) business days after the date of mailing excluding all days in which postal service is disrupted.  Either party may from time to time change its address by notice to the other in accordance with this Section.

11.2

Entire agreement.  This Option Agreement sets forth the entire agreement between the parties, and any persons who have in the past or who are now representing either of the parties, with respect to the subject matter hereof and supersedes all prior communications, understandings and agreements between the parties or any of them with respect to the subject matter hereof.

11.3

Further Assurances.  Each party hereto agrees to execute and deliver, or cause to be executed and delivered, such further instruments and assurances, and to do such further acts and things, as may be necessary or desirable to give effect to this Option Agreement, including but not limited to such as may be required for registering or recording changes in the ownership interests in the Property.

11.4

Assignment.  During the currency of the Option, either party may assign or otherwise transfer all or part of its interest in and to this Option Agreement to any third party.  Any assignment shall be subject to the assignee entering into an agreement, in form and substance satisfactory to counsel for the other party, to be bound by this Option Agreement.

11.5

Encumbrances.  During the currency of the Option, the parties shall not pledge, mortgage, charge or otherwise encumber their rights and obligations under this Option Agreement or their beneficial interest in and to the Property without the consent of the other party, which consent shall not be unreasonably withheld.

11.6

Enurement.  This Option Agreement shall enure to the benefit of and be binding on the parties and their respective executors, heirs, administrators, successors and permitted assigns.

11.7

Confidentiality.  The parties agree to maintain the highest level of confidentiality with respect to this Option Agreement and all matters relating to the Property, except for matters required to be publicly disclosed by law or the rules or policies of any regulatory authority, stock exchange or quotation system.

11.8

Governing law.  This Option Agreement and the rights and obligations and relations of the parties shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.  The parties agree that the courts of British Columbia shall have sole jurisdiction to entertain any action or other legal proceedings based on any provisions of this Option Agreement, and the parties agree to attorn to the jurisdiction of such courts.

11.9

Construction.  This Option Agreement has been negotiated and approved by counsel on behalf of each of the parties hereto and, notwithstanding any rule or maxim of construction to the contrary, any ambiguity or uncertainty will not be construed against any party hereto by reason of the authorship thereof.

11.10

Counterparts and delivery.  The parties may execute this Option Agreement in counterparts and deliver same by facsimile, each facsimile being deemed to be an original and such counterparts, if any, being deemed to form one and the same instrument bearing the date set forth above notwithstanding the date of actual execution.

11.11

Time.  Time shall be of the essence hereof.

IN WITNESS WHEREOF the parties have execuited this Option Agreement as of the date first above written.

WITNESSED BY: Name Address Occupation	) ) ) ) ) ) ) ) ) )	RONALD WELLS

LUCKY 1 ENTERPRISES INC.

Per:

       Authorized Signatory

Schedule "A"

* * * * *

Claim Name	Tenure Number
Extra High 1	376044
Extra High 2	376045
Extra High 3	376046
Extra High 4	376047
Extra High 6	376049
Extra High 8	376051
Extra High 9	376610
Extra High 11	376612
Extra High 13	376614
Extra High 15	376616